VIA EDGAR

February 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Laura Crotty, Jenn Do and Angela Connell

Re:	Sionna Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-284352

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Sionna Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 6, 2025 at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gabriela Morales-Rivera at (617) 570-1329.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

SIONNA THERAPEUTICS, INC.

/s/ Michael Cloonan
Michael Cloonan
President and Chief Executive Officer

cc:	Elena Ridloff, Sionna Therapeutics, Inc.

Jennifer Fitzpatrick, Sionna Therapeutics, Inc.

Gabriela Morales-Rivera, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Janet Hsueh, Goodwin Procter LLP